FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

June 30, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on June 30, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

June 30, 2023.

Schedule "A"

HIVE Achieves Annual Revenue Ended March 31, 2023 of $106 Million with 2,332 Bitcoin on the Balance Sheet and Mines 3,258 Bitcoin in 2023 Fiscal Year

Vancouver, British Columbia--(Newsfile Corp. - June 30, 2023) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (Nasdaq: HIVE) (FSE: HBFA) (the "Company" or "HIVE") announces its results for the full year ended March 31, 2023 (all amounts in US dollars, unless otherwise indicated).

Revenue was $106.3 million this fiscal year, with a gross operating margin[1] of $50.4 million, or a 47% operating margin on revenue. The Company's SG&A for the fiscal year ended March 31, 2023, was $13.2 million. Therefore, on a cash basis this corporate margin1 was positive.

The Company grew its Bitcoin mining ASIC hashrate by 50% in this fiscal year, from 2.0 Exahash in March 2022 to 3.0 Exahash in March 2023. In this fiscal year, the Company mined 3,258 Bitcoin from ASICs and 3,503 Bitcoin equivalent when including digital assets mined from GPUs. HIVE emerged through this period with 2,332 Bitcoin on the balance sheet as at March 31, 2023 worth $65.9 million. The Company notes these Bitcoin are unencumbered, unleveraged and were all mined through HIVE's green energy focused operations.

Aydin Kilic, President & CEO stated "I am proud of our teams' efforts navigating a challenging year in Bitcoin mining, where we saw the combined headwinds of continued increases in the Bitcoin difficulty, Bitcoin prices averaging 49% lower than last year and the Ethereum Merge to Proof-of-Stake. While this led to lower revenues and operating margins compared to last year, each quarter we still managed to realize a positive gross operating margin. Additionally, our gross operating margin each quarter exceeded our corporate SG&A and so the Company was able to maintain this positive corporate margin1 each quarter".

The Company notes that there are significant non-cash charges recorded in the financials, which reflect the revaluation by management of the Company's operating assets, based on conversative guidance due to the Bitcoin volatility.

The net loss reported of $236.4 million, includes $81.7 million of depreciation, additionally an impairment of $70.4 million was applied to equipment, and furthermore an impairment of $27.3 million was applied to deposits. We have disclosed the vast majority of these non-cash charges in previous quarters. In our fourth quarter of fiscal 2023, the company recorded a gain on the revaluation of its Bitcoin treasury in the amount of $9,616,399 and had the lowest impairments of the fiscal year. These non-cash charges are required to be recorded as assets relating to the Company's Bitcoin mining operations (even if still operational and in their useful economic life cycle) to reflect the lower profit margins in Bitcoin mining during a bear market. On a year over year basis, the net loss of $236.4 million is down from net income of $79.6 million a year earlier. Basic loss per share was at $2.85, whereas last year income per share was $1.02 during. Gross operating margin1 contracted to $50.4 million, from $162.4 million last year. On a year over year basis, the Company's revenue of $106.3 million is a 50% decrease from the prior year, as a result of the decrease in Bitcoin price and increase in difficulty.

To summarize, these negative factors, most notably lower Bitcoin prices, led to large non-cash impairments totaling $182.0 million during the year, comprised of equipment and deposits on equipment impairments totalling $97.7 million, negative revaluation of digital currencies of $70.9, and unrealized loss on investments of $13.4 million. Of these non-cash impairments, the mark to market is the most volatile as we have seen over the past year as Bitcoin prices have increased close to 10% as of today since the end of the fiscal period just completed.

Frank Holmes, Executive Chair concluded "We are also proud that during the year we were able to take significant steps forward in pivoting into the HPC business marketplace, with our 38,000 Nvidia GPUs, which have the capability to do AI workload. We have much to accomplish to utilize our full fleet of GPU cards, however we are very pleased that our beta project with only approximately 500 GPU cards generated $230,000 revenue this quarter."

Fiscal Year 2023 Highlights

  Generated revenue of $106.3 million, with a gross operating margin[2] of $50.4 million
  Mined 3,258 Bitcoin and 14,984 Ethereum during the year ended March 31, 2023
  Reported a net loss of $236.4 million for the year, due to non-cash impairments of $182.0 million and depreciation of $81.7 million
  Working capital decreased by $112.3.4 million during the year ended March 31, 2023, as Bitcoin prices were substantially lower in this fiscal year
  Digital currency assets of $65.9 million, as at March 31, 2023

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three months and year ended March 31, 2023 will be accessible on SEDAR at www.sedar.com under HIVE's profile and on the Company's website at www.HIVEblockchain.com.

Fiscal 2023 Financial Review

For the fiscal year ended March 31, 2023, revenue was $106.3 million, a decrease of approximately 50% from the prior year primarily due to the fall in the Bitcoin price and increase in the mining difficulty of Ethereum and Bitcoin resulting from continued growth in global mining operations.

Gross operating margin1 during the year was $50.4 million, or 48% of revenue, compared to $163.9 million, or 76% of revenue, in fiscal 2022. Gross operating margin is directly impacted by digital currency prices and network difficulties as this impacts revenue from mining operations. The decrease is mainly attributed to the decrease in Bitcoin price and an increase in the Bitcoin network difficulty versus the prior year, combined with the Company not mining Ether since the merge on September 15, 2022.

Net loss during fiscal 2023 was $236.4 million, or $2.85 loss per share, compared to a net income of $79.6 million, or $1.02 per share, in fiscal 2022. The significant reduction in results was driven primarily by much higher non-cash charges recorded in the current year mostly related to the depressed Bitcoin prices that were experienced during the year as well as an accelerated depreciation of our GPU and ASIC assets.

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
				Restated

Revenue	$17,994,688	$14,318,711	$29,596,579	$44,178,526	$49,783,515
Other revenue	228,714	-	-	-	-
	18,223,402	14,318,711	29,596,579	44,178,526	49,783,515

Operating and maintenance	(14,198,665)	(10,702,734)	(13,656,022)	(17,161,751)	(26,910,860)
Depreciation	(11,315,486)	(20,339,869)	(24,322,657)	(25,752,181)	(35,503,723)
	(7,290,749)	(16,723,892)	(8,382,100)	1,264,594	(12,631,068)

Gross operating margin	4,024,737	3,615,977	15,940,557	27,016,775	22,872,655
Gross operating margin % (1)	22%	25%	54%	61%	46%
Gross margin %	(40%)	(117%)	(28%)	3%	(25%)

Revaluation of digital currencies(2)	9,616,399	(5,997,397)	(2,355,177)	(72,154,408)	1,082,011
Gain (loss) on sale of digital currencies	5,351,016	-	13,780	(7,189,446)	(30,908)
General and administrative	(3,392,301)	(3,249,241)	(3,235,958)	(3,365,316)	(4,313,365)
Foreign exchange (loss) gain	(4,205,884)	2,016,130	7,091,390	(3,656,510)	6,333,881
Share based compensation	(2,921,580)	(2,555,494)	(1,947,912)	(953,362)	(1,279,573)
Unrealized loss on investments	(2,675,244)	(1,072,985)	(1,000,600)	(8,683,081)	(13,073,179)
Change in fair value of derivative liability	(389,655)	714,966	(192,150)	4,371,195	3,812,361
Impairment of goodwill and intangibles	-	-	-	-	(13,330,029)
Impairment of equipment	1,007,154	(38,843,658)	(26,236,544)	(6,336,558)	-
Impairment of deposits	-	(22,653,287)	-	(4,678,000)	-
(Loss) gain on sale of mining assets	(117,996)	(1,292,039)	15,401	-	2,206,531
Other (expenses) income	(380,754)	239,852	-	-	-
Change in fair value of contingent consideration	-	-	-	-	404,489
Gain on sale of subsidiary	-	-	-	-	-
Finance expense	(773,665)	(1,004,023)	(938,697)	(989,514)	(736,835)
Tax (expense) recovery	(831,000)	411,000	131,000	-	(2,416,000)
Net (loss) income from continuing operations	$(7,004,259)	$(90,010,068)	$(37,037,567)	$(102,370,406)	$(33,971,684)

EBITDA (1)	$5,915,892	$(69,077,176)	$(11,907,213)	$(75,628,711)	$4,684,874
Adjusted EBITDA (1)	$(1,278,430)	$1,549,733	$18,809,169	$4,122,422	$11,789,084

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Webcast Details

Management will host a webcast on Friday, July 30, 2023 at 8:30 am Eastern Time to discuss the Company's financial results. Presenting on the webcast will be Frank Holmes, Executive Chairman, Aydin Kilic, President and CEO and Darcy Daubaras, Chief Financial Officer. Click here to register for the webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to: business goals and objectives of the Company; the results of operations for the three month and year ended March 31, 2023, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company'selectricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

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[1] Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

[2] Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/171991